August 14, 2007	For immediate release

NEWS RELEASE

GREAT PANTHER RELEASES Q2 RESULTS,
REPORTS RECORD SALES MARGIN FROM MINING OPERATIONS

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the “Company”) reports that it has filed its quarterly unaudited financials and MD&A for the three and six months ended June 30, 2007.

The Company is pleased to report gross revenue of $3,245,000 for the second quarter 2007, an increase of 238% over the same period last year, and sales margin from mining operations (before amortization and depletion) of $1.1 million.

The Unaudited Interim Consolidated Financial Statements and Management’s Discussion and Analysis for the three and six months ended June 30, 2007 have been filed on SEDAR. (All figures are in Canadian dollars unless otherwise stated).

Second Quarter Financial Highlights

Sales Revenue		$3.2 million
Sales Margin from Mining Operations
(before amortization and depletion)		$1.1 million
Operating Profit (Loss)		($4.3 million)
Profit (Loss) per Share		($0.06)
Working Capital		$5.2 million
Direct Cash Cost per Ounce of Silver Equivalent (year to date)
	Guanajuato	USD $6.42
	Topia	USD $3.82

Second Quarter Operating Highlights
Guanajuato:	Silver Equivalent Production	176,828 ounces
	Plant Throughput	48,403 tonnes

Topia:	Silver Equivalent Production	133,522 ounces
	Plant Throughput	7,407 tonnes

Summary of Second Quarter Highlights

  Mineral sales revenue increased to $3.2 million, compared with $1.0 million for the three months ended June 30, 2006, an increase of 238%.

  Total June 30, 2007 year to date direct cash costs of production per silver equivalent oz. decreased to USD$3.82 and USD$6.42 for Topia and Guanajuato, respectively, compared to USD$4.60 and USD$9.10 in the first quarter 2007.

  Total quarterly production of 310,350 Ag Eq oz compared to 138,658 Ag Eq oz in the second quarter 2006, an increase of 124%.

  21% quarter-by-quarter increase in output at Guanajuato from 146,552 Ag Eq oz in the first quarter 2007 to 176,828 Ag Eq oz in the second quarter 2007.

  Surface drilling at Guanajuato intersected four new silver-gold zones and provided further definition on the three previously known zones of silver-gold mineralization in the Promontorio area of the mine complex.

  Surface drilling results continued to expand the mineralized zone at the Mapimi Project. Highlights included 168 g/t silver equivalent (Ag Eq) over 78.65 metres; 212 g/t Ag Eq over 21.95 metres; and 372 g/t Ag Eq over 32.93 metres.

  Drilling continued at Mapimi, with a target of increasing the NI 43-101 compliant inferred resource estimate above existing 22.3 million ounces of silver equivalent.

  Management team strengthened with appointment of Raakel Iskanius, CA as Chief Financial Officer in May 2007.

Revenue from operations is expected to increase further in the second half of 2007 with increased capacity at both mines.

One-time start-up costs, other costs of exploration expensed, overhead, and accelerated depreciation, resulted in an overall accounting loss for the second quarter 2007 of $4.5 million (including $1.5 million of non-cash charges) or $0.06 per share.

ON BEHALF OF THE BOARD

Signed: “Robert A. Archer”	Signed: “Kaare G. Foy”

Robert A. Archer,	Kaare G. Foy
President & CEO	Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.